FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2004
Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Contacts: Beth Mittelman Investor Relations IONA (781) 902-8033 ir@iona.com	Don Roedner Corporate Communications IONA (781) 902-8888 don.roedner@iona.com	Tara Humphreys Corporate Communications IONA (353) 1-637-2146 tara.humphreys@iona.com

IONA ANNOUNCES FOURTH QUARTER RESULTS

Reports 35% Revenue Growth Over Prior Quarter

Dublin, Ireland —January 21, 2004— IONA® Technologies (NASDAQ:IONA), a world leader in delivering high performance integration solutions for enterprise IT environments, today announced fourth quarter revenues of $23.4 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported a net loss of $5.0 million, or $0.15 loss per share, which includes a $6.6 million restructuring charge for severance and facilities-related expenses as well as a write-off of fixed assets associated with the restructuring activities.

IONA had pro forma net income of $1.8 million or $0.05 per share for the fourth quarter. Pro forma results exclude amortization of other non-current assets, restructuring charges, write-off of assets and related costs, and stock-based compensation expense representing $0.20 per share.

“I am very pleased with our continued progress in Q4,” said Chris Horn, IONA CEO and co-founder. “There is growing interest in our customer base in using Web services to reduce IT costs and complexity. The emerging Web services market represents a substantial IONA opportunity, for which Artix is well positioned. We announced Artix 90 days ago, and customer interest is growing. I am very satisfied that our Q4 accomplishments allow us to focus on our goals of sustaining CORBA leadership and ramping the Artix product family in 2004.”

Fourth Quarter 2003 Accomplishments

•	Product revenue growth of 74% over prior quarter

•	Increased cash, restricted cash, and marketable securities balance to $57 million

•	Launched Artix, a family of Web services-based integration products

•	Formed strategic relationship with JBoss Group

•	Further strengthened management team with the appointment of William McMurray as Vice President, Worldwide Sales

Looking Forward

Consistent with IONA’s typical patterns of seasonality, the company expects revenue for the first quarter of 2004 in the range of $16-18 million and total expenses, including both cost of revenue and operating expenses, to be in the range of $17-18 million.

“I am very pleased with the actions we’ve taken to sharpen our focus, manage our costs and better align our investments with our target markets,” said Dan Demmer, CFO at IONA. “With $57 million in cash and our significantly reduced expense base, IONA is well positioned for sustainable performance.”

Conference Call

IONA will host a conference call today at 10:00 a.m. Eastern Standard Time to discuss the company’s fourth quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 946-2712 or (630) 395-0026. The conference call will also be available via webcast on the Investor Relations section of IONA’s Web site at www.inoa.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 262-4969 or (402) 220-9710 until January 28, 2004.

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, extends IONA’s commitment to service-oriented industry standards, including Web services.

With its partners, IONA is the only company that can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace, and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Bank of Montreal, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at <http://www.iona.com/>.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the launch and acceptance of IONA’s high performance integration software products; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of recent and future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)(1)
Revenue:
Product revenue	$13,861	$19,684	$35,737	$73,452
Service revenue	9,549	11,176	38,453	49,778

Total revenue	23,410	30,860	74,190	123,230

Cost of revenue:
Cost of product revenue	251	225	527	1,685
Cost of service revenue	3,420	4,657	14,275	25,458

Total cost of revenue	3,671	4,882	14,802	27,143

Gross profit	19,739	25,978	59,388	96,087

Operating expense:
Research and development	5,708	7,750	27,134	38,256
Sales and marketing	9,940	15,152	41,500	72,888
General and administrative	2,150	2,909	10,270	13,252
Amortization of other non-current assets	160	279	796	10,115
Restructuring	5,694	0	20,525	20,763
Impairment of goodwill	0	276,808	0	276,808
Impairment of intangible assets and fixed assets	926	30,757	3,271	32,336

Total operating expenses	24,578	333,655	103,496	464,418

Loss from operations	(4,839)	(307,677)	(44,108)	(368,331)

Interest income, net	66	192	483	1,069
Net exchange gain (loss)	62	63	337	(502)

Loss before provision for income taxes	(4,711)	(307,422)	(43,288)	(367,764)
Provision for income taxes	248	538	948	1,543

Net loss	($4,959)	($307,960)	($44,236)	($369,307)

Net income (loss) per ordinary share and per ADS
Basic	($0.15)	($9.38)	($1.33)	($11.58)
Diluted	($0.15)	($9.38)	($1.33)	($11.58)
Pro forma basic	$0.05	$0.00	($0.58)	($0.88)
Pro forma diluted	$0.05	$0.00	($0.58)	($0.88)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	33,849	32,827	33,335	31,890
Diluted	33,849	32,827	33,335	31,890
Pro forma basic	33,849	32,827	33,335	31,890
Pro forma diluted	35,826	32,827	33,335	31,890

(1)	The December statement of operations information has been derived from the December 31, 2002 audited consolidated financial statements.

IONA Technologies
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Income (Loss)
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	December 31, 2003			December 31, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts(1)	Pro forma	As Reported	Adjusts(2)	Pro forma
Revenue	$23,410	0	$23,410	$30,860	0	$30,860

Cost of revenue	3,671	0	3,671	4,882	0	4,882

Gross profit	19,739	0	19,739	25,978	0	25,978

Research and development	5,708	(21)	5,687	7,750	(161)	7,589
Sales and marketing	9,940	0	9,940	15,152	0	15,152
General and administrative	2,150	0	2,150	2,909	0	2,909
Amortization of other non-current assets	160	(160)	0	279	(279)	0
Restructuring	5,694	(5,694)	0	0	0	0
Impairment of goodwill	0	0	0	276,808	(276,808)	0
Impairment of intangible assets and fixed assets	926	(926)	0	30,757	(30,757)	0

Total operating expenses	24,578	(6,801)	17,777	333,655	(308,005)	25,650

Income (loss) from operations	(4,839)	6,801	1,962	(307,677)	308,005	328

Income (loss) before provision for income taxes	(4,711)	6,801	2,090	(307,422)	308,005	583

Provision for income taxes	248	0	248	538	158	696

Net income (loss)	($4,959)	6,801	$1,842	($307,960)	307,847	($113)

Net income (loss) per ordinary share and per ADS
Basic	($0.15)	$0.20	$0.05	($9.38)	$9.38	$0.00
Diluted	($0.15)	$0.20	$0.05	($9.38)	$9.38	$0.00

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	33,849		33,849	32,827		32,827
Diluted	33,849		35,826	32,827		32,827

	Twelve Months Ended			Twelve Months Ended
	December 31, 2003			December 31, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts(1)	Pro forma	As Reported	Adjusts(2)	Pro forma
Revenue	$74,190	0	$74,190	$123,230	0	$123,230

Cost of revenue	14,802	0	14,802	27,143	(283)	26,860

Gross profit	59,388	0	59,388	96,087	283	96,370

Research and development	27,134	(199)	26,935	38,256	(802)	37,454
Sales and marketing	41,500	0	41,500	72,888	(123)	72,765
General and administrative	10,270	0	10,270	13,252	(22)	13,230
Amortization of other non-current assets	796	(796)	0	10,115	(10,115)	0
Restructuring	20,525	(20,525)	0	20,763	(20,763)	0
Impairment of goodwill	0	0	0	276,808	(276,808)	0
Impairment of intangible assets and fixed assets	3,271	(3,271)	0	32,336	(32,336)	0

Total operating expenses	103,496	(24,791)	78,705	464,418	(340,969)	123,449

Loss from operations	(44,108)	24,791	(19,317)	(368,331)	341,252	(27,079)

Loss before provision for income taxes	(43,288)	24,791	(18,497)	(367,764)	341,252	(26,512)

Provision for income taxes	948	0	948	1,543	0	1,543

Net loss	($44,236)	24,791	($19,445)	($369,307)	341,252	($28,055)

Net loss per ordinary share and per ADS
Basic	($1.33)	$0.75	($0.58)	($11.58)	$10.70	($0.88)
Diluted	($1.33)	$0.75	($0.58)	($11.58)	$10.70	($0.88)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	33,335		33,335	31,890		31,890
Diluted	33,335		33,335	31,890		31,890

(1)	Adjusted to exclude: amortization of other non-current assets of $160,000 for the three months ended December 31, 2003 and $796,000 for the twelve months ended December 31, 2003, stock-based compensation of $21,000 for the three months ended December 31, 2003 and $199,000 for the twelve months ended December 31, 2003, restructuring of $5,694,000 for the three months ended December 31, 2003 and $20,525,000 for the twelve months ended December 31, 2003 and impairment of intangible assets and fixed assets of $926,000 for the three months ended December 31, 2003 and $3,271,000 for the twelve months ended December 31, 2003.

(2)	Adjusted to exclude: amortization of other non-current assets of $279,000 for the three months ended December 31, 2002 and $10,115,000 for the twelve months ended December 31, 2002, stock-based compensation of $161,000 for the three months ended December 31, 2002 and $1,230,000 for the twelve months ended December 31, 2002, restructuring of $20,763,000 for the twelve months ended December 31, 2002, impairment of goodwill of $276,808,000 for the three months and twelve months ended December 31, 2002, impairment of intangible assets and fixed assets of $30,757,000 for the three months and $32,336,000 for the twelve months ended December 31, 2002 and the associated tax effect of ($158,000) for the three months ended December 31, 2002.

IONA Technologies
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	December 31,	December 31,
	2003	2002(1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,926	$22,287
Restricted cash	3,745	1,223
Marketable securities	32,978	58,140
Accounts receivable, net of allowance for doubtful accounts of $1,093 at December 31, 2003 and $1,132 at December 31, 2002	23,255	29,733
Prepaid expenses and other assets	2,929	4,537

Total current assets	82,833	115,920

Property and equipment, net	6,265	12,987
Other non-current assets, net	940	2,697

Total assets	$90,038	$131,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,483	$2,447
Accrued payroll and related expenses	7,260	8,103
Other accrued liabilities	18,763	15,641
Deferred revenue	23,910	25,963

Total current liabilities	52,416	52,154

Other non-current liabilities	4,510	4,545

Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 shares authorized; 34,005,707 and 32,834,968 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	94	91
Additional paid-in capital	493,260	491,165
Accumulated deficit	(460,163)	(415,927)
Deferred stock-based compensation	(79)	(424)

Total shareholders’ equity	33,112	74,905
Total liabilities and shareholders’ equity	$90,038	$131,604

(1)	The December balance sheet information has been derived from the December 31, 2002 audited consolidated financial statements.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: January 21, 2004	By:	/s/ Christopher J. Horn

Christopher J. Horn Chief Executive Officer and Director